SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 6, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 6, 2020.

Buenos Aires, April 6th 2020

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Reference is made to the General and Special Shareholders’ Meeting of Banco Macro S.A. (hereinafter referred to as the “Bank”) called for April 30th 2020, at 11 am.

In that connection, please be advised that on the date hereof the Bank received notice from the shareholder FGS-ANSES informing its decision to vote on a cumulative basis under sections 263 and 289 of the Argentine Business Company Law No. 19550, regarding the following items of the Agenda:

9) Appoint: (i) three regular directors who shall hold office for three fiscal years, in order to fill the vacancies generated by the expiration of their offices; (ii) one regular director who shall hold office for one year, in order to fill the vacancy generated by the resignation of Mr. Juan Martín Monge Varela and complete the term of his office; (iii) one regular director who shall hold office for two years, in order to fill the vacancy generated by the resignation of Mr. Martín Estanislao Gorosito and complete the term of his office; (iv) one alternate director who shall hold office for two fiscal years in order to fill the vacancy generated by the resignation of Mr. Alejandro Guillermo Chiti and complete the term of his office.

10)  Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 6, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer